Exhibit 12.1
D.R. HORTON, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended December 31, 2016	For the Fiscal Year Ended September 30,
		2016	2015	2014	2013	2012
	($ in millions)
Consolidated income before income taxes	$318.1	$1,353.5	$1,123.4	$814.2	$657.8	$242.9
Amortization of capitalized interest	34.7	169.1	159.7	124.4	110.9	94.1
Interest expensed	1.5	6.2	5.6	4.8	11.7	31.5
Earnings	$354.3	$1,528.8	$1,288.7	$943.4	$780.4	$368.5
Interest incurred	$35.0	$158.5	$174.8	$190.6	$177.3	$128.7
Fixed charges	$35.0	$158.5	$174.8	$190.6	$177.3	$128.7
Ratio of earnings to fixed charges	10.12	9.65	7.37	4.95	4.40	2.86